UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report

(Date of Earliest Event Reported)

September 29, 2015

Merchants Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-11595	03-0287342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

275 Kennedy Drive South Burlington, Vermont	(802) 658-3400	05403
(Address of principal executive offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On September 29, 2015, management of Merchants Bancshares, Inc. (“Merchants”) participated in investor meetings at the FIG Partners Bank CEO Forum and discussed Merchants’ results of operations for the quarter ended June 30, 2015 and the proposed acquisition of NUVO Bank & Trust Company (“NUVO”), both of which were previously announced in Current Reports on Form 8-K dated July 27, 2015 and April 27, 2015, respectively, and filed with the Securities and Exchange Commission (“SEC”). A copy of the FIG conference materials is filed as Exhibit 99.1 to this Report. These slides will also be available on the Investor Relations page of the Merchants website at www.mbvt.com.

Additional Information About the Pending Transaction

Neither this Report nor its exhibit constitutes an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

The proposed acquisition of NUVO by Merchants, which will be structured as a merger of NUVO with and into Merchants’ wholly-owned subsidiary, Merchants Bank, will be submitted to the shareholders of NUVO for their consideration at a special meeting to be held on September 30, 2015. Merchants has filed with the SEC a Registration Statement on Form S-4 that included a proxy statement of NUVO for the special meeting, which also constitutes a prospectus of Merchants. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information about the merger and the parties to the transaction. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Merchants with the SEC at the SEC’s website at www.sec.gov. You may also obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Merchants on its website, at www.mbvt.com.

Copies of the proxy statement/prospectus can be obtained without charge by directing a request to Merchants Bancshares, Inc., 275 Kennedy Drive, South Burlington, VT 05402, Attention: Investor Relations, (802) 865-1807, or to NUVO Bank & Trust Company, 1500 Main Street, P.O. Box 15209, Springfield, Massachusetts 01115-5209.

Participants in the Transaction

Merchants Bancshares, Inc., Merchants Bank, NUVO Bank & Trust Company and their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the shareholders of NUVO in connection with the merger. Information about the directors and executive officers of NUVO and their ownership of NUVO common stock and other securities, and the interests of such participants in the proposed transaction, is contained in the proxy statement/prospectus included in Merchants’ Registration Statement on Form S-4.

Cautionary Note Regarding Forward-Looking Statements

This Report and its exhibit contain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this Cautionary Note is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the Agreement in a timely manner or at all; (2) failure of the shareholders of NUVO to approve the merger agreement with Merchants; (3) failure to obtain required regulatory approvals for the merger; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the business following the merger; (6) changes in general, national or regional economic conditions; (7) the risk that the anticipated benefits and cost savings from the transaction may not be fully realized or may take longer than expected to realize; (8) changes in loan default and charge-off rates; (9) changes in interest rates or credit availability; (10) possible changes in regulation resulting from or relating to the pending financial reform legislation; (11) changes in levels of income and expense in non-interest income and expense related activities; and (12) competition and its effect on pricing, spending, third-party relationships and revenues. The foregoing list should not be construed as exhaustive, and Merchants and NUVO undertake no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, please refer to the filings by Merchants with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2014, and to the proxy statement/prospectus included in Merchants’ Registration Statement on Form S-4, which are available on the SEC’s website, at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is filed with this Report:

Exhibit 99.1 – Merchants Bancshares, Inc.’s FIG Partners Bank CEO Forum materials, for presentation on September 29, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

MERCHANTS BANCSHARES, INC.

	By:	/s/ Thomas J. Meshako
	Name:	Thomas J. Meshako
	Title:	Chief Financial Officer & Treasurer
Date: September 29, 2015		Principal Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Merchants Bancshares, Inc.’s FIG Partners Bank CEO Forum materials, for presentation on September 29, 2015